UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-41774

Fitell Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Change of CFO

On May 30, 2025, the Board of Directors (the “Board”) of Fitell Corporation (the “Company”) received a resignation letter from Mr. Jamarson Kong from his position as the chief financial officer (the “CFO”) of the Company, effective June 16, 2025. Mr. Kong indicated that his resignation was due to personal and family reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Following his resignation as CFO of the Company, Mr. Kong will be appointed as the company secretary of the Company.

On June 16, 2025, the Board, with the Nominating Committee of the Board recommendation, appointed Mr. Chun Wai Edwin TAM as the CFO of the Company, effective June 16, 2025.

Mr. Tam has over 20 years’ experience in accounting, auditing, corporate and treasury management. Mr. Tam obtained a bachelor’s degree in accounting and finance from the Manchester Metropolitan University in the United Kingdom in June 2003. Mr. Tam was admitted as a fellow member of The Hong Kong Institute of Certified Public Accountants in October 2017, a fellow member of the Association of Chartered Certified Accountants since November 2011, a member of The Hong Kong Chartered Governance Institute in November 2022, and a member of The Chartered Governance Institute in the United Kingdom since November 2022.

In connection with his appointment, the Company entered into an employment agreement with Mr. Tam on June 16, 2025.

There is no family relationship between Mr. Tam and any of our officers and directors as defined in Item 401 of Regulation S-K. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Tam and any other person pursuant to which he was appointed as the Company’s CFO. Except for the employment agreement described above, Mr. Tam has not had any transaction with the Company since the beginning of our last fiscal year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2025	FITELL CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)